# Vegpalapp, LLC

Financial Statements and Report

December 31, 2021

# Table of Contents



## Independent Accountant's Review Report

Dahlia Eisenberg
Vegpalapp, LLC
Revere, MA

We have reviewed the accompanying financial statements of Vegpalapp, LLC (the LLC), which comprise the balance sheet as of December 31, 2021, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the LLC's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

*We are required to be independent of Vegpalapp, LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.*

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Substantial Doubt About the Company's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming that the LLC will continue as a going concern. As discussed in Note 4 to the financial statements, the LLC is pre-revenue and has relied on capital contributions from its owners to fund the development of its app and operating expenses. and has stated that substantial doubt exists about the LLC's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.



Philip Debaugh, CPA

OWINGS MILLS, MD
April 26, 2022

**Vegpalapp, LLC**

Balance Sheet

As of December 31, 2021

| | Note | 2021 |
|---|---|---|
| | | **$** |
| **Assets** | | |
| **Current Assets** | | |
| Cash and cash equivalents | 1.c | 40,054 |
| **Total Current Assets** | | 40,054 |
| | | |
| **Noncurrent Assets** | | |
| **Goodwill and intangible assets** | | |
| Internally developed software | 2 | 10,722 |
| **Total Noncurrent Assets** | | 10,722 |
| **Total Assets** | | 50,776 |
| | | |
| **Liabilities & Members' Equity** | | |
| **Liabilities** | | |
| **Current Liabilities** | | |
| Accounts payable and accrued expenses | | 1,161 |
| **Total Current Liabilities** | | 1,161 |
| | | |
| **Total Liabilities** | | 1,161 |
| **Members' Equity** | | |
| Paid-in capital | | 75,000 |
| Retained Earnings (Accumulated Deficit) | | (25,385) |
| **Total Members' Equity** | | 49,615 |
| **Total Liabilities & Members' Equity** | | 50,776 |



See independent accountant’s review report. The accompanying notes are an integral part of these financial statements.

# Vegpalapp, LLC
Statement of Income
For the year ended December 31, 2021

|  | 2021 |
| --- | ---: |
|  | $ |
| **Operating Expenses** | |
| Advertising and promotion | 17,290 |
| Communications and information technology | 99 |
| Legal and other professional fees and services | 7,302 |
| Office supplies | 361 |
| Other expenses | 333 |
| **Total Operating Expenses** | 25,385 |
| **Net Income (Loss)** | (25,385) |

**Vegpalapp, LLC**

Statement of Changes in Members' Equity

For the year ended December 31, 2021

| | Member Paid-In Capital $ | Retained Earnings (Accumulated Deficit) $ | Total Members' Equity $ |
|---|---|---|---|
| **Balance at January 1, 2021** | - | - | - |
| | | | |
| Net income (loss) | - | (25,385) | (25,385) |
| Capital contributions | 75,000 | - | 75,000 |
| | | | |
| **Balance at December 31, 2021** | 75,000 | (25,385) | 49,615 |

6

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

# Vegpalapp, LLC
Statement of Cash Flows
For the year ended December 31, 2021

|  | 2021 |
|---|---|
|  | $ |
| **Cash Flows** |  |
| **Cash Flows From Operating Activities** |  |
| Net income (loss) | (25,385) |
| **Increase (decrease) in operating liabilities, net of effects of businesses acquired** |  |
| Accounts payable and accrued liabilities | 1,161 |
| **Net Cash Provided by (Used in) Operating Activities** | (24,224) |
| **Cash Flows from Investing Activities** |  |
| Capitalized software development expenditures | (10,722) |
| **Cash Flows from Financing Activities** |  |
| Owner capital contributions | 75,000 |
| **Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash** | 40,054 |
| **Cash, Cash Equivalents, and Restricted Cash at End of Year** | 40,054 |

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

# Notes to the Financial Statements

**Vegpalapp, LLC**
Notes to the Financial Statements
For the year ended December 31, 2021

# 1. Summary of significant accounting policies

### a. Nature of operations

Vegpalapp, LLC (the Company) is an app designed to allow users form meaningful connections within the vegan community. The Company was organized in Massachusetts in 2021 and is currently pursuing a crowdfunding campaign to raise capital for ongoing operational expenses.

### b. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

### c. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value.

### d. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

### e. Comprehensive income

The Company does not have any comprehensive income items other then net income.

# 2. Internally developed software costs

The Company accounts for costs incurred to develop Software/Applications for internal use in accordance with FASB ASC 350-40 "Internal-Use Software". As required by ASC 350-40, the Company capitalizes the costs incurred during the application development stage, which include costs to design the software configuration

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

**Vegpalapp, LLC**
Notes to the Financial Statements
For the year ended December 31, 2021

and interfaces, coding, installation, and testing. The Company will begin depreciating the asset once the features are complete that allow for the company to generate revenue from its users.

The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life. As of December 31, 2021, the assessment of recoverability of development costs has resulted in no impairment related write-off/expense.

### 3. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

### 4. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, during the year ended December 31, 2021 the Company incurred a loss of $25,385. The Company is pre-revenue and has relied on capital contributions from its owners to fund operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on acceptance of the plan by the Company's bank creditors and management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

### 5. Subsequent events

Management evaluated all activity of the Company through April 26, 2022 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.